Filed by PharmAthene, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: PharmAthene, Inc. Commission File No.: 333-215891

Contact for PharmAthene, Inc.:	Contact for Altimmune, Inc.:
Melody Carey	Matthew Duffy
Investor Relations	Investor Relations
917-322-2571 mcarey@rxir.com	212-915-0685 matthew@lifesciadvisors.com

FOR IMMEDIATE RELEASE

PharmAthene and Altimmune Announce Combined Company Approved for Trading on Nasdaq Global Market

Annapolis, MD and Gaithersburg, MD, April 26, 2017 – As previously announced, PharmAthene, Inc. (NYSE MKT: PIP) and Altimmune, Inc., a privately-held immunotherapeutics company targeting infectious diseases, have signed a definitive agreement for the merger of PharmAthene and Altimmune in an all-stock transaction. Today, the companies announced that, pending approval of the merger between the two companies by PharmAthene’s stockholders at a special meeting of PharmAthene’s stockholders scheduled for May 4, 2017, the combined company has been approved for listing on the Nasdaq Global Market under the symbol “ALT.” If the merger is approved by PharmAthene’s stockholders and subsequently completed, trading of the combined company’s common stock on the Nasdaq Global Market is expected to commence on May 5, 2017, the day after the anticipated completion of the merger. PharmAthene’s common stock will continue to trade on the NYSE MKT until the completion of the merger, and, if the merger is not completed, PharmAthene’s common stock will continue to trade on the NYSE MKT.

John M. Gill, President and Chief Executive Officer of PharmAthene, and Bill Enright, President and Chief Executive Officer of Altimmune, commented: “We are pleased to announce the approval of the listing of the common stock of our combined company on the Nasdaq Global Market. We believe the move to Nasdaq is a natural step in connection with the merger between our two companies.”

Important Additional Information about the Proposed Merger Transaction

In connection with a proposed merger transaction involving Altimmune, Inc. and PharmAthene, Inc., PharmAthene has filed a registration statement on Form S-4 (File No. 333-215891) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which contains a proxy statement/prospectus/consent solicitation and other relevant materials. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/ CONSENT SOLICITATION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE MERGER TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement/prospectus/consent solicitation and proxy card by mail, stockholders will also be able to obtain the proxy statement/prospectus/consent solicitation, as well as other filings containing information about PharmAthene, without charge, from the SEC’s website (http://www.sec.gov) or, without charge, by directing a written request to: PharmAthene, Inc., One Park Place, Suite 450, Annapolis, Maryland 21401, Attention: Investor Relations.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the merger transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

PharmAthene and its executive officers and directors may be deemed to be participants in the solicitation of proxies from PharmAthene’s stockholders with respect to the matters relating to the proposed merger transaction. Altimmune and its officers and directors may also be deemed a participant in such solicitation. Information regarding PharmAthene’s executive officers and directors is available in PharmAthene’s Annual Report on Form 10-K filed with the SEC on March 14, 2017. Information regarding any interest that PharmAthene, Altimmune or any of the executive officers or directors of PharmAthene or Altimmune may have in the transaction with Altimmune is set forth in the proxy statement/prospectus/ consent solicitation that PharmAthene filed with the SEC in connection with its stockholder vote on matters relating to the proposed merger transaction. Stockholders can obtain this information by reading the proxy statement/prospectus/consent solicitation filed with the SEC.

Forward-Looking Statements

Except for the historical information presented herein, matters discussed may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “will”; “potential”; “believe”; “anticipate”; “intend”; “plan”; “expect”; “estimate”; “could”; “may”; “should”; or similar statements are forward-looking statements. Such statements include, but are not limited to those referring to the potential for growth and the expected completion and outcome of the merger transaction and the transactions contemplated by the Merger Agreement and related agreements. PharmAthene disclaims any intent or obligation to update these forward-looking statements. Risks and uncertainties include, among others, failure to obtain necessary stockholder approval for the proposed merger transaction with Altimmune and the matters related thereto; failure of either party to meet the conditions to closing of the transaction; delays in completing the transaction and the risk that the transaction may not be completed at all; failure to realize the anticipated benefits from the transaction or delay in realization thereof; the businesses of PharmAthene and Altimmune may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption during the pendency of and following the transaction, including adverse effects on employee retention and on business relationships with third parties; the combined company’s need for and ability to obtain additional financing; risk associated with the reliability of the results of the studies relating to human safety and possible adverse effects resulting from the administration of the combined company’s product candidates; unexpected funding delays and/or reductions or elimination of U.S. government funding for one or more of the combined company’s development programs; the award of government contracts to competitors; unforeseen safety issues; unexpected determinations that these product candidates prove not to be effective and/or capable of being marketed as products; as well as risks detailed from time to time in PharmAthene’s Form 10-K under the caption “Risk Factors” and in its other reports filed with the SEC. Copies of PharmAthene’s public disclosure filings are available from its investor relations department and its website under the investor relations tab at http://www.pharmathene.com.

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